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MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2010 FIRST QUARTER RESULTS

May 7, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three-month period ended March 31, 2010.

"Net income from the Real Estate Business decreased as compared to the prior year primarily due to reduced interest and other income from MEC as we discontinued accruing interest income and fees on impaired loans receivable from MEC," stated Dennis Mills, MID's Vice-Chairman and Chief Executive Officer. "With the closing of the MEC Chapter 11 process, we look forward to a more stable operating environment."

The results for the three-month period ended March 31, 2010 are summarized below (all figures are in U.S. dollars):

	REAL ESTATE BUSINESS
	Three months ended March 31,
(in thousands, except per share figures)	2010	2009
Revenues	$44,563	$53,819
Net income attributable to MID	$15,129	$25,161
Funds from operations ("FFO")(1)	$25,658	$34,927
Diluted FFO per share(1)	$0.55	$0.75

	MID CONSOLIDATED
	Three months ended March 31,
(in thousands, except per share figures)	2010	2009(2)
Revenues
Real Estate Business	$44,563	$53,819
MEC(2),(3)	—	152,935
Eliminations(2)	—	(9,636)

	$44,563	$197,118

Net income (loss) attributable to MID
Real Estate Business	$15,129	$25,161
MEC — continuing operations(2)	—	(54,763)
Eliminations(2)	—	(107)

Income (loss) from continuing operations	15,129	(29,709)
Income from MEC discontinued operations(2),(4)	—	864

	$15,129	$(28,845)

Diluted earnings (loss) attributable to MID per share from continuing operations	$0.32	$(0.64)
Diluted earnings (loss) attributable to MID per share	$0.32	$(0.62)
(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to net income, please refer to the section titled "Reconciliation of Funds From Operations to Net Income".

(2)
On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act (the "CCAA") in Canada. As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date. The Company's results of operations for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009. Transactions and balances between the "Real Estate Business" and "MEC" segments have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company for periods prior to the Petition Date.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the three-month period ended March 31, 2009 includes the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™.

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REAL ESTATE BUSINESS FINANCIAL RESULTS

Three-Month Period Ended March 31, 2010

Revenues were $44.6 million in the first quarter of 2010 compared to $53.8 million in the first quarter of 2009. The $9.3 million decrease in revenues is due to a $12.7 million reduction in interest and other income from MEC, partially offset by a $3.4 million increase in rental revenues.

Rental revenues in the first quarter of 2010 increased to $43.8 million from $40.4 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent and other adjustments.

Interest and other income from MEC in the first quarter of 2010 decreased to $0.8 million from $13.5 million in the prior year period as the Company discontinued accruing interest income and fees on the loans receivable from MEC in the first quarter of 2010. During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC; however, interest income and fees were recognized to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. Interest and other income from MEC recognized in the first quarter of 2010 of $0.8 million represent interest and fees relating to the DIP Loan.

Net income attributable to MID in the first quarter of 2010 was $15.1 million compared to $25.2 million in the prior year period. The decrease is primarily due to a decrease of $12.7 million in interest and other income from MEC, increases of $0.4 million in general and administrative expenses, $0.8 million in depreciation and amortization, $0.7 million in net interest expense and $0.1 million in income tax expense. These reductions to net income were partially offset by increases of $3.4 million in rental revenues and $0.7 million in foreign exchange gains, as well as the $0.5 million adjustment recorded in the prior year period relating to the carrying values of the MEC loan facilities on deconsolidation of MEC.

FFO for the first quarter of 2010 decreased by $9.3 million or $0.20 per share as compared to the prior year period primarily due to reduced net income of $10.1 million for the reasons noted above, partially offset by increased depreciation and amortization of $0.8 million primarily due to the impact of foreign exchange.

A more detailed discussion of MID's consolidated financial results for the first quarter ended March 31, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME

	Three Months Ended March 31,
(in thousands, except per share information)	2010	2009
Net income	$15,129	$25,161
Add back depreciation and amortization	10,529	9,766

Funds from operations	$25,658	$34,927

Basic and diluted funds from operations per share	$0.55	$0.75

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2010. The dividend is payable on or about June 15, 2010 to shareholders of record at the close of business on May 28, 2010.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

As discussed further in Management's Discussion and Analysis of Results of Operations and Financial Position for the three-month period ended March 31, 2010 under the heading "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales", following the close of business on April 30, 2010, certain assets of MEC were transferred to MID pursuant to MEC's Chapter 11 Plan of Reorganization, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet. MEC was an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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MI DEVELOPMENTS ANNOUNCES 2010 FIRST QUARTER RESULTS